UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2019

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

HIGHLIGHTS

Consolidated leader of high-end services in the telecom industry

•        Mobile market share of 32.1% in March 2019 (7.5 p.p. higher than the second player);

•        Postpaid accesses accounted for 55.8% of the total mobile customer base, with a market share of 40.1% in March 2019;

•        4.5G coverage was present in 1,022 cities and FTTH was available in 130 cities in March 2019;

•        FTTH customers totaled 2,034 thousand, with 141 thousand net additions in the first quarter of 2019.

Change in the revenue mix, focused on high-value services

•        Net revenues rose 1.7% y-o-y, due to the solid performance of postpaid revenues, handsets and FTTH;

•        Mobile service revenues increased 1.6% y-o-y, driven by strong growth in ARPU and postpaid accesses;

•        FTTH revenues reached R$ 437 million (+49.6% y-o-y), accounting for 31.5% of broadband revenues;

•        IPTV revenues came to R$ 199 million (+45.1% y-o-y), accounting for 42.3% of pay TV revenues.

Cost efficiency ensure higher profitability

•        Operating costs increased 1.1% y-o-y, mainly due to higher expenses related to handset sales, offset by simplification, efficiency and digitalization initiatives. Excluding the cost of goods sold, total costs fell 2.9% y-o-y;

•        EBITDA totaled R$ 3,903 million in 1Q19, up 2.9% y-o-y, with an EBITDA margin of 35.6% (+0.4 p.p. y-o-y).

Double-digit growth in net income and cash flow, supporting solid shareholder remuneration

•        Capex totaled R$ 1,696 million in 1Q19, focused on FTTH and on the expansion of coverage and capacity in 4G/4.5G;

•        Free cash flow from business activities increased 16.1% to R$ 1,165 million in 1Q19, driven by EBITDA growth, lower interest expenses and efficient management of working capital;

•        Net income increased 22.2% y-o-y, to R$ 1,342 million in 1Q19, representing a net margin of 12.2% (+2.0 p.p. y-o-y);

•        R$ 1,270 million declared as interest on equity up to April 2019.

Telefônica Brasil S.A. (B3: VIVT3 and VIVT4, NYSE: VIV) discloses today its results for the first quarter of 2019, presented in accordance with the International Financial Reporting Standards (IFRS) and with the pronouncements, interpretations and guidelines provided by the Accounting Pronouncements Committee. Totals are subject to differences due to rounding up or down.

2019 Income Statement and Balance Sheet are presented under IFRS 161.

For a better understanding and comparability of the information, we present below the consolidated statements of income for the three-month periods ended March 30, 2019 and 2018 in two scenarios, as follows:

Pro forma: excluding the effects of the adoption of IFRS 16¹ in 2019 figures (comparable to 2018).

Reported: considering the effects of the adoption of IFRS 161 (referring to the new methodology for allocation of lease contracts) only for 2019 figures.

For comparison purposes, the text herein will refer to pro-forma figures, except where we mention the use of figures under IFRS 16.1

In addition, there were some reclassifications of past results to better reflect the dynamics of the business. The spreadsheet with the data is available on the Investor Relations website http://www.telefonica.com.br/ir.

General Data

Consolidated in R$ million	Pro forma (ex-IFRS 16)¹			Reported
	1Q19	1Q18	∆% YoY	1Q19	1Q18	∆% YoY
NET OPERATING REVENUES	10,975	10,789	1.7	10,975	10,789	1.7
Net Mobile Revenues	7,081	6,765	4.7	7,081	6,765	4.7
Net Handsets Revenues	598	386	55.1	598	386	55.1
Net Fixed Revenues	3,894	4,024	(3.2)	3,894	4,024	(3.2)
OPERATING COSTS	(7,072)	(6,995)	1.1	(6,614)	(6,995)	(5.4)
EBITDA	3,903	3,795	2.9	4,360	3,795	14.9
EBITDA MARGIN	35.6%	35.2%	0.4 p.p.	39.7%	35.2%	4.6 p.p.
NET INCOME	1,387	1,098	26.3	1,342	1,098	22.2

CAPEX	1,696	1,547	9.6	1,696	1,547	9.6
OPERATING CASH FLOW (EBITDA - CAPEX)	2,207	2,247	(1.8)	2,665	2,247	18.6

TOTAL SUBSCRIBERS (THOUSAND)	94,994	97,812	(2.9)	94,994	97,812	(2.9)
Mobile Subscribers	73,529	75,098	(2.1)	73,529	75,098	(2.1)
Fixed Subscribers	21,465	22,714	(5.5)	21,465	22,714	(5.5)

1   New accounting standard in effect since January 2019, which requires lessees to recognize assets and liabilities for all leases (except for short-term leases and leases of low-value assets) in the statement of financial position. The Company is a lessee in a significant number of lease contracts for different assets, especially towers and the respective land where they are located, circuits, offices, stores and commercial properties.

MOBILE BUSINESS

Operating Performance

Thousand	1Q19	1Q18	∆% YoY
TOTAL SUBSCRIBERS	73,529	75,098	(2.1)
Postpaid	41,023	37,499	9.4
M2M	8,684	6,674	30.1
Prepaid	32,506	37,599	(13.5)
MARKET SHARE	32.1%	31.8%	0.3 p.p.
Postpaid	40.1%	41.4%	(1.3) p.p.
Prepaid	25.7%	25.9%	(0.2) p.p.
ARPU (R$/month)[2]	29.5	28.4	3.8
Postpaid (Human)	53.2	52.4	1.6
M2M	2.9	2.6	10.4
Prepaid	12.1	12.9	(6.2)
MONTHLY CHURN	3.2%	3.1%	0.1 p.p.
Postpaid (ex-M2M)	1.7%	1.6%	0.1 p.p.
Prepaid	5.0%	4.5%	0.5 p.p.

Total accesses reached 73,529 thousand at the close of the quarter, down 2.1% from 1Q18. The postpaid segment continued to grow consistently, reaching 41,023 thousand accesses (+9.4% y-o-y), equivalent to 55.8% of mobile accesses, 5.9 p.p. more than in 1Q18.

Total market share came to 32.1% in March 2019. In the postpaid segment, Telefônica Brasil accounted for 23.4% of market net additions between January and March 2019, reaching a market share of 40.1% in March 2019. The Company remains the leader in 4G-technology handsets, with a market share of 31.2% (5.0 p.p. more than the second player), maintaining the quality of the customer base and the Company’s strategy focused on data and digital services.

Postpaid net additions reached 617 thousand in 1Q19, while prepaid net disconnections totaled 248 thousand accesses in the same period. The commercial performance is related to the Company’s strategy of focusing on value, reflected by the price adjustments carried out in 4Q18, especially in hybrid plans, and by the strategy of disconnecting non-profitable prepaid customers.

In the Machine-to-Machine (M2M) segment, the access base continued to grow substantially, reaching 8,684 thousand customers in March 2019, up 30.1% over March 2018. Telefônica Brasil is the market leader in this segment, with a market share of 41.0% in March 2019.

Mobile ARPU grew 3.8% y-o-y in 1Q19, mainly due to recent price increases and to a decline in the average accesses base, due to the disconnection of non-profitable customers, pursuant to ANATEL rules.

1 Pro-forma data, excluding the effects of IFRS 16.

Financial Performance

Consolidated in R$ million	1Q19	1Q18	∆% YoY
NET OPERATING MOBILE REVENUES	7,081	6,765	4.7
Net Mobile Service Revenues	6,482	6,379	1.6
Data and Digital Services	5,345	4,948	8.0
Voice	1,133	1,431	(20.8)
Others	5	1	702.4
Net Handset Revenues	598	386	55.1

Net mobile revenues increased 4.7% y-o-y in 1Q19, mainly due to the growth of data and digital service revenues (+8.0% y-o-y) and higher handset revenues (+55.1% y-o-y), resulting form strong sales activities in the period and upselling of the customer base to postpaid plans with higher data volume. On the other hand, voice revenues continue to be affected by the macroeconomic scenario, by the maturity of this service with the voice-to-data migration, by the expansion of unlimited voice plans and by lower interconnection tariffs.

Data and digital service revenues grew 8.0% over 1Q18, driven by our strategy focused on data. This performance was once again fueled by the increase in data usage and value-added services, in addition to the increased penetration of family plans. In the quarter, data and digital service revenues accounted for 82.4% of net mobile services revenues, up 4.9 p.p. y-o-y.

Voice revenues fell 20.8% versus 1Q18, reflecting the migration of consumption to data services due to the maturity of the service.

Net handset revenues rose 55.1% compared to 1Q18, in line with the strategy of gaining market share in this relevant and growing market, with the sale of handsets and accessories with positive margins, attracting high-end consumers to our physical and online stores.

FIXED LINE BUSINESS

Operating Performance

Thousand	1Q19	1Q18	∆% YoY
TOTAL SUBSCRIBERS	21,465	22,714	(5.5)
Fixed Broadband	7,386	7,443	(0.8)
FTTH	2,034	1,412	44.1
Other Technologies	5,352	6,031	(11.3)
Pay TV	1,522	1,591	(4.4)
IPTV	617	430	43.5
Other Technologies	904	1,161	(22.1)
Voice	12,558	13,679	(8.2)
MARKET SHARE | Fixed Broadband	23.9%	25.4%	(6.2)
Market Share | FTTH	32.1%	38.8%	(17.2)
MARKET SHARE | Pay TV	8.8%	8.9%	(0.3)
Market Share | IPTV	80.6%	84.6%	(4.8)
MARKET SHARE | Voice	34.0%	34.3%	(0.9)
ARPU | Broadband (R$/month)	62.2	55.2	12.7
ARPU | Pay TV (R$/month)	101.8	99.0	2.8
ARPU | Voice (R$/month)[5]	35.5	40.8	(12.9)

The fixed customer base totaled 21,465 thousand accesses in 1Q19, down 5.5% from 1Q18, mainly influenced by the performance of voice and xDSL broadband accesses, due to the maturity of these services, and by the strategic decision to stop prioritizing growth in the pay TV business using DTH technology.

Fixed broadband accesses came to 7,386 thousand customers in 1Q19, down 0.8% from 1Q18. On the other hand, the FTTH customer base grew 44.1% over 1Q18, to 2,034 thousand accesses in 1Q19. The customer base connected using other technologies declined 11.3% y-o-y, mainly due to the disconnection of xDSL customers and upselling to more advanced technologies, offering higher speeds and a better customer experience.

Pay TV accesses decreased 4.4% y-o-y in 1Q19, ending the first quarter with 1,522 thousand subscribers, due to the Company's strategic decision to stop prioritizing DTH technology. On the other hand, there was an improvement in the customer mix due to the increase in IPTV accesses, up 43.5% y-o-y in 1Q19. Pay TV ARPU increased 2.8% y-o-y in this quarter, reflecting the Company's strategy of focusing on high-end customers.

Voice accesses totaled 12,558 thousand in 1Q19, down 8.2% from 1Q18, mainly reflecting the fixed-to-mobile substitution and the voice-to-data migration. As a result, voice ARPU declined 12.9% in the annual comparison.

3 Changes in the presentation of voice revenues (outgoing voice + interconnection + other services) led to changes in ARPU. The updated base since 2016 is available on our Investor Relations website www.telefonica.com.br/ri.

Financial Performance

Consolidated in R$ million	1Q19	1Q18	∆% YoY
NET OPERATING FIXED REVENUES	3,894	4,024	(3.2)
Broadband[6]	1,386	1,231	12.6
FTTH	437	292	49.6
Other Technologies	949	939	1.1
Pay TV	471	471	0.0
IPTV	199	138	45.1
Other Technologies	272	334	(18.5)
Corporate Data and IT	616	588	4.8
Fixed Voice	1,409	1,726	(18.4)
Others	12	7	61.9

Net fixed revenues fell 3.2% y-o-y in 1Q19, impacted by the decrease of voice revenues, partially offset by the positive evolution of broadband revenues.

Broadband revenues rose 12.6% y-o-y in 1Q19, fueled by the 49.6% increase of FTTH revenues, that accounted for 31.6% of this line in the period, reflecting the Company’s efforts to expand the base and encourage customers’ migration to higher speeds, boosting fiber accesses, whose ARPU is higher, in addition to the expansion of the FTTH network to nine new cities in the first three months of 2019.

Pay TV revenues remained in line with 1Q18, due to the Company’s more selective strategy for this service, designed to improve the customer experience and optimize profitability, focusing on higher-value products, such as IPTV, whose revenues grew 45.1% over 1Q18.

Corporate data and IT revenues increased 4.8% y-o-y in 1Q19, mainly due to revenues from new services, including data, cloud and IT.

Voice revenues dropped 18.4% compared to 1Q18, mainly because of the maturity of the service, the fixed-to-mobile substitution and the latest reduction in TU-RL and TU-RIU in February 2019.

1 Broadband revenues include residential and SME customers.

OPERATING COSTS

Consolidated in R$ million	Pro forma (ex-IFRS 16)			Reported
	1Q19	1Q18	∆% YoY	1Q19	1Q18	∆% YoY
OPERATING COSTS	(7,072)	(6,995)	1.1	(6,614)	(6,995)	(5.4)
Personnel	(904)	(959)	(5.8)	(904)	(959)	(5.8)
Costs of Services Rendered	(2,854)	(2,777)	2.8	(2,450)	(2,777)	(11.8)
Interconnection	(305)	(284)	7.4	(305)	(284)	7.4
Taxes and Contributions	(409)	(414)	(1.1)	(409)	(414)	(1.1)
Third-party Services	(1,379)	(1,369)	0.7	(1,379)	(1,369)	0.7
Others	(760)	(710)	7.1	(356)	(710)	(49.9)
Cost of Goods Sold	(754)	(484)	55.7	(754)	(484)	55.7
Commercial Expenses	(2,229)	(2,228)	0.1	(2,216)	(2,228)	(0.5)
Provision for Bad Debt	(426)	(398)	7.0	(426)	(398)	7.0
Third-party Services	(1,724)	(1,736)	(0.7)	(1,724)	(1,736)	(0.7)
Others	(79)	(94)	(15.8)	(66)	(94)	(29.6)
General and Administrative Expenses	(346)	(374)	(7.4)	(306)	(374)	(18.2)
Other Net Operating Revenues (Expenses)	15	(172)	n.a.	15	(172)	n.a.

Operating Costs, excluding depreciation and amortization expenses, increased 1.1% over the same period last year, to R$ 7,072 million in the quarter, while inflation was +4.6% (IPCA-12M).

Personnel costs fell 5.8% y-o-y, mainly due to the organizational restructuring in 2018 and 2019 and lower spending on variable compensation.

The cost of services rendered moved up 2.8% over 1Q18, driven by higher costs with related to our network infrastructure in the period, resulting from the expansion of the 4G, 4.5G and fiber coverage. Considering the effects of IFRS 16, the cost of services rendered fell 11.8% y-o-y.

The cost of goods sold grew 55.7% y-o-y in 1Q19, due to the Company's strategy of focusing on handset and equipment sales since 4Q17, generating additional revenues with positive margins.

Selling expenses remained virtually flat (+0.1% y-o-y in 1Q19), mainly due to higher commission expenses, driven by the acceleration in sales of high-end products, partially offset by lower billing, posting, call center and back office expenses, thanks to the positive results of digitalization, efficiency and simplification initiatives.

The provision for doubtful accounts totaled R$ 426 million, corresponding to 2.6% of gross revenues in 1Q19, remaining virtually in line with 1Q18 despite the postpaid customer base growth.

Third-party services fell 0.7% compared to 1Q18. The growing digitalization of customer relations was reflected in the larger share of e-commerce in product, service and recharge sales, in the accelerated adoption of e-billing by new and existing customers and in the increasing use of virtual channels and MEU VIVO app, leading to a reduction in call center, back office and billing and posting expenses, offering our customers a unique and customized experience.

General and administrative expenses fell 7.4% in 1Q19, thanks to ongoing cost control in these lines.

Other net operating revenues (expenses) presented a positive evolution in the quarter, due to revenues related to contractual fines and tax recovery, combined with lower provisions for labor and civil contingencies in the period.

EBITDA

EBITDA (earnings before interest, taxes, depreciation and amortization) totaled R$ 3,903 million in 1Q19, up 2.9% over 1Q18, with an EBITDA margin of 35.6%, 0.4 p.p. higher than in 1Q18.

The increase in EBITDA was due to growth in mobile and ultra-broadband revenues, combined with effective and lasting cost-efficiency measures adopted by the Company in the period.

DEPRECIATION AND AMORTIZATION

Consolidated in R$ million	Pro forma (ex-IFRS 16)			Reported
	1Q19	1Q18	∆% YoY	1Q19	1Q18	∆% YoY
Depreciation and Amortization	(2,155)	(1,998)	7.9	(2,588)	(1,998)	29.5
Depreciation	(1,455)	(1,343)	8.3	(1,888)	(1,343)	40.6
Amortization of Intangibles	(397)	(353)	12.3	(397)	(353)	12.3
Other Amortizations	(304)	(302)	0.6	(304)	(302)	0.6

Depreciation and amortization moved up 7.9% over 1Q18, mainly due the growth of the permanent asset base related to the fiber network expansion. Considering the effects of IFRS 16, depreciation and amortization costs grew 29.5% y-o-y.

FINANCIAL RESULT

Consolidated in R$ million	Pro forma (ex-IFRS 16)			Reported
	1Q19	1Q18	∆% YoY	1Q19	1Q18	∆% YoY
Net Financial Result	3	(173)	n.a.	(90)	(173)	(48.1)
Income from Financial Investments	55	72	(23.2)	55	72	(23.2)
Debt Interest	(103)	(157)	(34.8)	(195)	(157)	23.9
Gains (Losses) on Derivative Transactions	19	8	150.6	19	8	150.6
Monetary and Exchange Variation and Other	31	(95)	n.a.	31	(95)	n.a.

The net financial result was a gain of R$ 3 million in 1Q19. The y-o-y decline in financial expenses in 1Q19 was mainly due to a reduction in net debt, lower interest rates and a decrease in monetary variation expenses, combined with the financial restatement of the non-recurring credit generated in 2018 related to the decision to exclude ICMS from the PIS/Cofins calculation base.

Considering the effects of IFRS 16, the Company recorded a net financial expense of R$ 90 million, R$ 83.1 million lower than 1Q18.

NET INCOME

Reported net income reached R$ 1,342 million in 1Q19, up 22.2% y-o-y, because of ongoing cost control, strong EBITDA growth and lower financial expenses in the period.

CAPEX

Consolidated in R$ million	1Q19	1Q18	∆% YoY
CAPITAL EXPENDITURES	1,696	1,547	9.6
Network	1,514	1,383	9.5
Technology / Information System	160	124	29.4
Products and Services, Channels, Adm. and Others	21	41	(47.6)
CAPEX / NOR	15.5%	14.3%	1.1 p.p.

Capex rose 9.6% versus 1Q18, to R$ 1,696 million, representing 15.5% of net operating revenues in the period.

Investments were mainly focused on FTTH implementation and footprint expansion and increasing 4G/4.5G technology coverage and capacity.

CASH FLOW

Consolidated in R$ million	1Q19	1Q18	∆% YoY
Recurring EBITDA	3,903	3,795	2.9
Capital Expenditures	(1,696)	(1,547)	9.6
Interest, Taxes and Other Financial Revenues (Expenses)	(132)	(242)	(45.3)
Working Capital Variation	(910)	(1,001)	(9.1)
FREE CASH FLOW FROM BUSINESS ACTIVITIES	1,165	1,004	16.1
Non-recurring Itens	(44)	(100)	(55.9)
FREE CASH FLOW AFTER NON-RECURRING EFFECTS	1,121	904	24.1

Free cash flow from business activities reached R$ 1,165 million in 1Q19, 16.1% (R$ 161 million) higher than in 1Q18, reflecting the growth in EBITDA and the reduction in interest, taxes and other financial expenses, in addition to better management of working capital.

Free cash flow after non-recurring items increased R$ 217 million in 1Q19. The non-recurring items refer to the payment of R$ 44 million in 1Q19 related to the organizational restructuring, and the payment of R$ 100 million for the cleaning of the 700MHz 4G spectrum in 1Q18.

DEBT

Loans, Financing and Debentures

ISSUANCES	CURRENCY	INTEREST RATE	DUE DATE	SHORT TERM	LONG TERM	TOTAL
TOTAL | Pro forma				1,324	4,568	5,892
Issuances | local currency				1,269	4,568	5,837
BNDES	UR TJLP	LTIR + 0.00% to 4.08%	2023	410	361	772
BNDES	R$	2.5% to 6.0%	2023	65	89	154
BNDES	R$	SELIC D-2 + 2.32%	2023	81	229	311
BNB	R$	7.0% to 10.0%	2022	15	36	51
Confirming	R$	110.7% to 118.7% of CDI	2020	536	8	544
Debentures 4th Issue - Series 3	R$	IPCA + 4.0%	2019	42	-	42
Debentures 1st Issue - Minas Comunica	R$	IPCA + 0.5%	2021	26	53	79
Debentures 5th Issue - Single Series	R$	108.25% of CDI	2022	17	1,998	2,015
Debentures 6th Issue - Single Series	R$	100.00% of CDI + 0.24%	2020	21	1,000	1,021
Financial Leases	R$	IPCA and IGP-M	2033	55	323	378
Contingent Consideration	R$	SELIC	2025	-	470	470
Issuances | foreign currency				56	-	56
BNDES	UMBND	ECM + 2.38%	2019	56	-	56

TOTAL | IFRS 16				2,993	11,201	14,194
IFRS 16 effects | Financial Leases	R$	IPCA and IGP-M	2033	1,668	6,634	8,302

Net Debt | ex-IFRS 16				L. T. Debt Profile
Consolidated in R$ million	03/31/2019	12/31/2018	03/31/2018	1Q19
Short-Term Debt	1,324	1,464	2,819	Year	Pro forma	IFRS 16
Long-Term Debt	4,568	4,675	5,210		(R$ million)	(R$ million)
Total Debt	5,892	6,139	8,029	2020	1,331	2,850
Cash and Cash Equivalents[7]	(4,088)	(3,394)	(4,366)	2021	1,299	2,674
Net Derivatives Position	(55)	(56)	(128)	2022	1,246	2,352
Contingent Consideration Guarantee Asset[8]	(470)	(466)	(451)	2023	52	955
Net Debt	1,279	2,224	3,084	After 2023	640	2,371
Net Debt / EBITDA[9]	0.07	0.12	0.21	Total	4,568	11,201

The Company closed 1Q19 with a gross debt of R$ 5,892 million, excluding the recognition of liabilities for all leases, related to IFRS 16, such as towers and its land, circuits, offices, stores and commercial properties. The reduction in gross debt was driven by the settlement of loans and financing in the period. Currently, 0.9% of our gross debt is denominated in foreign currency, fully covered by hedge operations.

Net debt ex-IFRS 16 totaled R$ 1,279 million at the close of 1Q19, representing 0.07x LTM EBITDA. When compared to 1Q18, net debt fell R$ 1,805 million, mainly because of increased cash generation. Considering the impact of the adoption of IFRS 16, net debt reached R$ 9,581 million at the end of the period.

7 Includes the investment in BNB given as a guarantee for the loan from that bank.

8 Alignment of the classification criterion for the asset backing the contingent consideration to calculate pro-forma net debt.

9 LTM EBITDA.

OWNERSHIP STRUCTURE

03/31/2019	Common	Preferred	Total
Controlling Company Shareholders	540,033,264	704,207,855	1,244,241,119
	94.47%	62.91%	73.58%
Minority Shareholders	29,320,789	415,131,868	444,452,657
	5.13%	37.09%	26.28%
Treasury	2,290,164	983	2,291,147
	0.40%	0.00%	0.14%
Total Number of Shares	571,644,217	1,119,340,706	1,690,984,923

Book Value per Share:	R$ 42.78
Subscribed/Paid-in Capital:	R$ 63,571.4	million

CAPITAL MARKET

Telefônica Brasil's common (ON) and preferred (PN) shares are traded on B3 under the tickers VIVT3 and VIVT4, respectively. The Company's ADRs are traded on the NYSE, under the ticker VIV.

VIVT3 and VIVT4 shares closed 1Q19 at R$ 44.00 and R$ 47.50, respectively, recording an appreciation of 6.6% and 2.7%, respectively, over the closing price at the end of 2018. In the same period, the daily trading volume of VIVT3 and VIVT4 averaged R$ 2,160 thousand and R$ 92,305 thousand, respectively. Total shareholder return (TSR) was 11.6% for common shares and 7.7% for preferred shares in period.

The ADRs closed 1Q19 at US$12.07, up 1.8% over the closing price at the end of 2018, and the daily trading volume of ADRs averaged US$21,927 thousand in the same period.

The chart below shows the Company's stock performance:

DIVIDENDS AND INTEREST ON EQUITY

On February 15, 2019, the Board of Directors approved the payment of interest on equity related to fiscal year 2019, totaling the gross amount of R$ 700 million. This interest will be considered as part of the mandatory minimum dividends for the fiscal year 2019, ad referendum of the Shareholders' Meeting to be held in 2020. The payment will be made by the end of fiscal year 2020, on a date to be defined by the Board of Executive Officers, to common and preferred shareholders of record on February 28, 2019.

On April 17, 2019, the Board of Directors approved the payment of interest on equity related to fiscal year 2019, totaling the gross amount of R$ 570 million. This interest will be considered as part of the mandatory minimum dividends for the fiscal year 2019, ad referendum of the Shareholders' Meeting to be held in 2020. The payment will be made by the end of fiscal year 2020, on a date to be defined by the Board of Executive Officers, to common and preferred shareholders of record on April 30, 2019.

The table below shows the amounts to be distributed per share:

2019	Deliberation	Shareholding Position	Gross Amount (BRL million)	Net Amount (BRL million)	Share Class	Gross Amount (BRL)	Net Amount (BRL)	Payment Date
IOC	04/17/2019	04/30/2019	570	485	Common	0.316556	0.269073	Up to 12/31/2020
(based on Mar-19)					Preferred	0.348212	0.295980
IOC	02/15/2019	02/28/2019	700	560	Common	0.388753	0.330440	Up to 12/31/2020
(based on Jan-19)					Preferred	0.427629	0.363484

2018	Deliberation	Shareholding Position	Gross Amount (BRL million)	Net Amount (BRL million)	Share Class	Gross Amount per Share (BRL)	Net Amount per Share (BRL)	Payment Date
Dividends	04/11/2019	04/11/2019	2,469	2,469	Common	1.371013	1.371013	12/17/2019
(based on Dec-18)					Preferred	1.508114	1.508114
IOC	12/04/2018	12/17/2018	1,350	1,148	Common	0.749739	0.637278	12/17/2019
(based on Oct-18)					Preferred	0.824712	0.701006
IOC	09/05/2018	09/17/2018	2,800	2,380	Common	1.555013	1.321761	08/20/2019
(based on Jul-18)					Preferred	1.710515	1.453937
IOC	06/18/2018	06/29/2018	400	340	Common	0.222145	0.188823	08/20/2019
(based on May-18)					Preferred	0.244359	0.207705

INCOME STATEMENT

Reported10

Consolidated in R$ million	1Q19	1Q18	∆% YoY
GROSS OPERATING REVENUE	16,683	16,334	2.1
Gross Operating Mobile Revenue	10,846	10,361	4.7
Gross Operating Fixed Revenue	5,837	6,003	(2.8)
NET OPERATING REVENUE	10,975	10,789	1.7
Net Operating Mobile Revenue	7,081	6,765	4.7
Net Operating Fixed Revenue	3,894	4,024	(3.2)
OPERATING COSTS	(6,614)	(6,995)	(5.4)
Personnel	(904)	(959)	(5.8)
Costs of Services Rendered	(2,450)	(2,777)	(11.8)
Interconnection	(305)	(284)	7.4
Taxes and Contributions	(409)	(414)	(1.1)
Third-party Services	(1,379)	(1,369)	0.7
Others	(356)	(710)	(49.9)
Cost of Goods Sold	(754)	(484)	55.7
Commercial Expenses	(2,216)	(2,228)	(0.5)
Provision for Bad Debt	(426)	(398)	7.0
Third-party Services	(1,724)	(1,736)	(0.7)
Others	(66)	(94)	(29.6)
General and Administrative Expenses	(306)	(374)	(18.2)
Other Net Operating Revenue (Expenses)	15	(172)	n.a.
EBITDA	4,360	3,795	14.9
EBITDA Margin %	39.7%	35.2%	4.6 p.p.
DEPRECIATION AND AMORTIZATION	(2,588)	(1,998)	29.5
Depreciation	(1,888)	(1,343)	40.6
Amortization of Intangibles	(397)	(353)	12.3
Others Amortizations	(304)	(302)	0.6
EBIT	1,772	1,796	(1.3)
FINANCIAL RESULT	(90)	(173)	(48.1)
GAIN (LOSS) ON INVESTMENTS	(0)	1	n.a.
Taxes	(340)	(526)	(35.3)
NET INCOME	1,342	1,098	22.2

10 Considering the effects of the adoption of IFRS 16 (referring to the new methodology for allocation of lease contracts) only for 2019 figures.

BALANCE SHEET

Reported11

Consolidated in R$ million	03/31/2019	12/31/2018	∆% YoY
ASSETS	111,040	102,561	8.3
Current Assets	20,213	18,363	10.1
Cash and Cash Equivalents	4,075	3,381	20.5
Accounts Receivable from Customers	10,007	9,720	3.0
Provision for Doubtful Accounts	(1,460)	(1,415)	3.2
Inventories	545	462	17.8
Recoverable Income Tax and Social Contribution	384	275	39.7
Recoverable Taxes, Fees and Contributions	4,808	4,674	2.9
Escrow Deposits and Frozen Assets	303	313	(3.4)
Derivative Financial Instruments	58	69	(15.6)
Prepaid Expenses	1,179	582	102.7
Other Assets	315	303	4.2
Non-Current Assets	90,827	84,198	7.9
Accounts Receivable from Customers	547	509	7.4
Provision for Doubtful Accounts	(86)	(83)	4.5
Financial Investments	73	77	(4.8)
Recoverable Taxes, Fees and Contributions	2,057	3,222	(36.2)
Deferred Income Tax and Social Contribution	211	230	(8.5)
Escrow Deposits and Frozen Assets	3,608	3,597	0.3
Derivative Financial Instruments	32	27	19.6
Other Assets	188	181	3.5
Investments	100	102	(1.3)
Property, Plant and Equipment, Net	42,208	34,115	23.7
Intangible Assets, Net	41,890	42,221	(0.8)
LIABILITIES AND SHAREHOLDERS' EQUITY	111,040	102,561	8.3
LIABILITIES	38,792	30,954	25.3
Current Liabilities	17,952	17,161	4.6
Payroll and Related Charges	551	783	(29.6)
Suppliers and Accounts Payable	7,109	7,643	(7.0)
Income Tax and Social Contribution	9	12	(21.7)
Taxes, Fees and Contributions	1,268	1,798	(29.5)
Loans, Financing, Debentures and Leasing	2,993	1,464	104.4
Interest on Capital and Dividends	4,771	4,173	14.3
Provisions and Contingencies	383	378	1.2
Derivative Financial Instruments	6	17	(61.2)
Deferred Revenues	500	526	(4.9)
Other Liabilities	362	368	(1.8)
Non-Current Liabilities	20,841	13,793	51.1
Payroll and Related Charges	15	12	28.6
Taxes, Fees and Contributions	258	39	559.2
Deferred Income Tax and Social Contribution	2,280	1,983	15.0
Loans, Financing, Debentures and Leasing	11,201	4,675	139.6
Provisions and Contingencies	5,880	5,881	(0.0)
Derivative Financial Instruments	28	23	23.7
Deferred Revenues	223	251	(11.0)
Other Liabilities	955	929	2.7
SHAREHOLDERS' EQUITY	72,248	71,607	0.9
Capital Stock	63,571	63,571	0.0
Capital Reserve	1,214	1,214	0.0
Profit Reserve	4,328	4,324	0.1
Additional Proposed Dividends	2,469	2,469	0.0
Other Comprehensive Income	28	29	(4.8)
Accumulated Profits	638	0	n.a.

11 Considering the effects of the adoption of IFRS 16 (referring to the new methodology for allocation of lease contracts) only for 2019 figures.

CONFERENCE CALL

English

Date: May 9, 2019 (Thursday)

Time: 10:00 a.m. (Brasília) / 9:00 a.m. (New York)

Telephone: (+1 412) 317-6353

HD Web Phone: click here

Access code: Telefônica Brasil

Click here to access the webcast.

A replay of the conference call will be available one hour after the event until May 15, 2019 at (+1 412) 317-0088 (Code: 10130446)

TELEFÔNICA BRASIL Investor Relations

Christian Gebara David Melcon Luis Plaster João Pedro Carneiro

Av. Eng. Luis Carlos Berrini, 1376 - 17º Andar – Cidade Monções – SP – 04571-000

Telephone: (+55 11) 3430-3687 E-mail: ir.br@telefonica.com Information available on the website: http://www.telefonica.com.br/ir

This document may contain forward-looking statements. Such statements do not constitute historical facts and merely reflect the expectations of the Company's management. Such terms as "anticipate", "believe", "estimate", "expect", "foresee", "intend", "plan", "project", "target", and similar are intended to identify such statements, which evidently involve risks and uncertainties, both foreseen and unforeseen by the Company. Consequently, the Company's future operating results may differ from present expectations, and readers should not place undue reliance on the information contained herein. These forward-looking statements express opinions formed solely on the date on which they were issued, and the Company is under no obligation to update them in line with new information or future developments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	May 8, 2019	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director